Exhibit 99.1

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, the consolidated results of their operations for each of the three years in the period ended December 31, 2009, their cash flows for each of the two years in the period ended December 31, 2009 and changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 17 to the consolidated financial statements).

As discussed in Note 1 to the consolidated financial statements, as of January 1, 2008, Teléfonos de México, S.A.B. de C.V. adopted Mexican Financial Reporting Standards B-10, Effects of Inflation; D-3, Employee Benefits; and B-2, Statement of Cash Flows.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2009		2008
Assets
Current assets:
Cash and cash equivalents	P.	14,379,768	P.	6,136,563
Accounts receivable, net (Note 3)		21,113,323		20,808,763
Derivative financial instruments (Note 7)		11,496,359		20,418,889
Inventories for sale, net		1,543,648		1,914,306
Prepaid expenses and others		3,303,275		2,839,702

Total current assets		51,836,373		52,118,223

Plant, property and equipment, net (Note 4)		104,304,749		112,865,377
Inventories for operation of the telephone plant, net		1,647,347		2,668,410
Licenses, net (Note 5)		918,341		1,025,027
Equity investments (Note 6)		1,775,380		1,494,133
Net projected asset (Note 10)		16,430,857		15,485,402
Deferred charges, net		1,442,330		1,468,775

Total assets	P.	178,355,377	P.	187,125,347

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	P.	19,768,894	P.	22,883,092
Accounts payable and accrued liabilities (Note 8)		14,204,188		15,918,106
Taxes payable		2,211,626		783,543
Deferred credits (Note 9)		1,104,175		1,780,115

Total current liabilities		37,288,883		41,364,856

Long-term debt (Note 7)		83,105,454		84,172,355
Labor obligations (Note 10)		4,113,513		4,997,540
Deferred taxes (Note 15)		15,060,058		16,808,391
Deferred credits (Note 9)		466,696		411,106

Total liabilities		140,034,604		147,754,248

Stockholders’ equity (Note 14):
Capital stock		9,020,300		9,138,632
Retained earnings:
Prior years		7,907,079		7,197,720
Current year		20,468,689		20,176,936

		28,375,768		27,374,656
Accumulated other comprehensive income items		883,225		2,816,625

Controlling interest		38,279,293		39,329,913
Noncontrolling interest		41,480		41,186

Total stockholders’ equity		38,320,773		39,371,099

Total liabilities and stockholders’ equity	P.	178,355,377	P.	187,125,347

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except dividends per share, see Note 1 II.b)

	Year ended December 31
	2009		2008		2007
Operating revenues:
Local service	P.	45,027,811	P.	48,982,383	P.	54,398,425
Long distance service:
Domestic		14,142,688		15,741,771		17,348,649
International		6,662,102		8,793,262		9,678,537
Interconnection service		16,572,941		19,139,692		22,603,745
Data		30,817,715		25,387,672		22,280,016
Other		5,876,955		6,060,455		4,458,299

		119,100,212		124,105,235		130,767,671

Operating costs and expenses:
Cost of sales and services		34,158,977		32,522,668		32,364,110
Commercial, administrative and general expenses		20,830,245		19,863,006		19,552,442
Interconnection		11,796,163		14,043,385		16,541,561
Depreciation and amortization (Notes 4 and 5) (includes P.17,152,939 in 2009, P.16,961,597 in 2008 and P.17,434,266 in 2007, not included in cost of sales and services)		17,950,768		17,933,207		18,425,285

		84,736,153		84,362,266		86,883,398

Operating income		34,364,059		39,742,969		43,884,273

Other expenses, net (Note 1 II.s)		1,349,680		679,592		44,361

Financing cost:
Interest income		(711,243)		(913,462)		(1,396,088)
Interest expense		6,122,328		7,652,427		6,615,400
Exchange (gain) loss, net		(1,096,531)		2,493,729		643,137
Monetary gain, net						(2,513,085)

		4,314,554		9,232,694		3,349,364

Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before taxes on profits		28,954,505		29,768,570		40,507,793
Provision for income tax (Note 15)		8,485,522		9,591,659		11,618,710

Income from continuing operations	P.	20,468,983	P.	20,176,911	P.	28,889,083
Income from discontinued operations, net of income tax						7,166,312

Net income	P.	20,468,983	P.	20,176,911	P.	36,055,395

Distribution of net income:
Controlling interest	P.	20,468,689	P.	20,176,936	P.	35,484,947
Noncontrolling interest		294		(25)		570,448

	P.	20,468,983	P.	20,176,911	P.	36,055,395

Weighted average number of shares issued and outstanding (millions)		18,383		18,906		19,766

Earnings per share from continuing operations	P.	1.11	P.	1.07	P.	1.46

Earnings per share from discontinued operations	P.		P.		P.	0.34

Earnings per share	P.	1.11	P.	1.07	P.	1.80

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2008 and 2009

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

			Premium on sale of shares								Accumulated other comprehensive income items		Controlling’ interest		Noncontrolling interest		Comprehensive income		Total stockholders’ equity
					Retained earnings
	Capital stock				Legal reserve		Unappropriated		Total
Balance at December 31, 2006	P.	28,011,334	P.	20,919,197	P.	16,148,490	P.	117,811,741	P.	133,960,231	P.	(64,725,867)	P.	118,164,895	P.	3,156,340			P.	121,321,235
Appropriation of earnings approved at regular stockholders’ meeting held in April 2007:
Cash dividend declared at P.0.448 per share (P. 0.440 historical)								(8,820,074)		(8,820,074)				(8,820,074)						(8,820,074)
Cash purchase of Company’s own shares		(780,210)						(15,002,629)		(15,002,629)				(15,782,839)						(15,782,839)
Acquisition of noncontrolling interest								(164,575)		(164,575)				(164,575)		(450,572)				(615,147)
Gain on dilution of investment in affiliate spun-off								1,123,819		1,123,819				1,123,819						1,123,819
Comprehensive income:
Net income for the year								35,484,947		35,484,947				35,484,947		570,448	P.	36,055,395		36,055,395
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												499,089		499,089				499,089		499,089
Effect of translation of foreign entities												(2,739,571)		(2,739,571)		(369,053)		(3,108,624)		(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes												(927,126)		(927,126)		(184,575)		(1,111,701)		(1,111,701)

Comprehensive income																	P.	32,334,159

Reduction due to the split-up of Telmex Internacional		(17,828,563)		(20,919,197)		(14,267,977)		(20,773,678)		(35,041,655)		(10,929,376)		(84,718,791)		(2,683,554)				(87,402,345)

Balance at December 31, 2007		9,402,561				1,880,513		109,659,551		111,540,064		(78,822,851)		42,119,774		39,034				42,158,808
Effect of adopting Mexican FRS B-10, net of deferred taxes								(79,419,845)		(79,419,845)		79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes								(4,136,583)		(4,136,583)		(53,552)		(4,190,135)						(4,190,135)
Appropriation of earnings approved at regular stockholders’ meeting held in April 2008:
Cash dividend declared at P. 0.413 per share								(7,774,143)		(7,774,143)				(7,774,143)						(7,774,143)
Cash purchase of Company’s own shares		(263,929)						(12,607,913)		(12,607,913)				(12,871,842)						(12,871,842)
Comprehensive income:
Net income for the year								20,176,936		20,176,936				20,176,936		(25)	P.	20,176,911		20,176,911
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												2,126,088		2,126,088				2,126,088		2,126,088
Deferred taxes								(403,860)		(403,860)				(403,860)		2,177		(401,683)		(401,683)
Effect of translation of foreign entities												147,095		147,095				147,095		147,095

Comprehensive income																	P.	22,048,411

Balance at December 31, 2008	P.	9,138,632			P.	1,880,513	P.	25,494,143	P.	27,374,656	P.	2,816,625	P.	39,329,913	P.	41,186			P.	39,371,099
Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P. 0.445 and P. 0.40 per share, respectively								(15,447,559)		(15,447,559)				(15,447,559)						(15,447,559)
Cash purchase of Company’s own shares		(118,332)						(3,976,988)		(3,976,988)				(4,095,320)						(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control								(43,030)		(43,030)				(43,030)						(43,030)
Comprehensive income:
Net income for the year								20,468,689		20,468,689				20,468,689		294	P.	20,468,983		20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes												(1,866,847)		(1,866,847)				(1,866,847)		(1,866,847)
Effect of translation of foreign entities, net of deferred taxes												(66,553)		(66,553)				(66,553)		(66,553)

Comprehensive income																	P.	18,535,583

Balance at December 31, 2009 (Note 14)	P.	9,020,300			P.	1,880,513	P.	26,495,255	P.	28,375,768	P.	883,225	P.	38,279,293	P.	41,480			P.	38,320,773

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2009		2008
Operating activities
Income before taxes on profits	P.	28,954,505	P.	29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation		17,828,006		17,815,050
Amortization		120,854		101,702
Allowance for obsolete inventories for operation of the telephone plant		69,669		14,675
Equity interest in net (income) loss of affiliates		(254,680)		62,113
Gain on valuation of marketable securities				(36,948)
Net periodic cost of labor obligations		6,646,858		5,742,803
Accrued interest expense		6,122,328		7,652,427
Exchange (gain) loss, net		(1,232,671)		3,322,871
Other				2,531

		58,254,869		64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities				760,420
Accounts receivable		(304,561)		(1,514,850)
Inventories for sale		370,658		276,804
Prepaid expenses and others		(463,577)		(103,370)
Deferred charges		26,445		(130,599)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(5,751,947)		(4,321,922)
Payments to employees		(218,816)		(197,297)
Accounts payable and accrued liabilities		(2,924,775)		(2,961,080)
Taxes on profits paid		(10,649,903)		(11,711,906)
Taxes payable		2,517,125		493,448
Deferred credits		(620,350)		869,732

Net cash flows provided by operating activities		40,235,168		45,905,174

Investing activities
Acquisition of plant, property and equipment		(10,613,208)		(11,771,793)
Inventories for operation of the telephone plant		951,394		(935,503)
Acquisition of licenses		(14,168)		(135,271)
(Acquisition) sale of long-term equity investments		(116,640)		76,207
Other		33,494		40,811

Net cash flows used in investing activities		(9,759,128)		(12,725,549)

Cash surplus to be applied to financing activities		30,476,040		33,179,625

Financing activities
New loans		23,689,235		11,862,831
Repayment of loans		(24,552,238)		(15,781,356)
Cash purchase of Company’s own shares		(4,095,320)		(12,871,842)
Dividends paid		(15,093,082)		(7,609,477)
Derivative financial instruments		2,019,050		(2,291,873)
Interest paid		(4,200,480)		(5,049,097)

Net cash flows used in financing activities		(22,232,835)		(31,740,814)

Net increase in cash and cash equivalents		8,243,205		1,438,811
Cash and cash equivalents at beginning of year		6,136,563		4,697,752

Cash and cash equivalents at end of year	P.	14,379,768	P.	6,136,563

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31 2007
Operating activities
Net income	P.	36,055,395
Add (deduct) items not requiring the use of resources:
Depreciation		18,290,793
Amortization		134,492
Deferred charges		949,862
Deferred income tax		1,206,747
Equity interest in net income of affiliates		(17,245)
Net periodic cost of labor obligations		4,487,080
Net income from discontinued operations		(7,166,312)

		53,940,812

Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities		2,212,415
Accounts receivable		1,223,280
Inventories for sale		(2,583,474)
Prepaid expenses and others		72,918
(Decrease) increase in:
Labor obligations:
Contributions to trust fund		(64,935)
Payments to employees		(182,321)
Accounts payable and accrued liabilities		(1,765,160)
Taxes payable		(1,647,953)
Deferred credits		33,007

Resources provided by operating activities		51,238,589

Financing activities
New loans		14,930,842
Repayment of loans		(10,750,844)
Effect of exchange rate differences and variances in debt expressed in constant pesos		(3,134,933)
Decrease in capital stock and retained earnings due to purchase of Company’s own share		(15,782,839)
Cash dividends declared		(8,820,074)

Resources used in financing activities		(23,557,848)

Investing activities
Plant, property and equipment		(13,846,483)
Inventories for operation of the telephone plant		406,826
Other		(239,005)

Resources used in investing activities		(13,678,662)
Net changes in operating assets and liabilities from discontinued operations		(20,070,079)

Net decrease in cash and cash equivalents		(6,068,000)
Cash and cash equivalents at beginning of year		10,765,752

Cash and cash equivalents at end of year	P.	4,697,752

The accompanying notes are an integral part of this financial statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements to provide telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last nine years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the USA.

On January 13, 2010 América Móvil, S.A.B. de C.V. (América Móvil) announced that it will launch an exchange offer to the stockholders of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder), pursuant to which the shares of Carso Global Telecom would be exchanged for shares issued by América Móvil. If Carso Global Telecom’s stockholders tender all their shares, América Móvil would acquire indirectly 59.4% of the outstanding shares of TELMEX and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). América Móvil also announced its intention to launch an offering for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

On March 9, 2010, TELMEX’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2009, 2008 and 2007, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2009	2008	2007
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.	13%	13%	13%

II. Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a)	Consolidation and basis of translation of financial statements of foreign subsidiaries

i)	Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee (see Note 6).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

ii)	Translation of financial statements of foreign subsidiary and affiliate

Beginning January 1, 2008, the financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency.

All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

Through December 31, 2007, the financial statements as reported by the foreign subsidiary were converted to conform to Mexican Financial Reporting Standards, in the local currency, and subsequently re-expressed to constant pesos based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos at the prevailing exchange rate at the end of the reporting period. Exchange differences and the monetary position effect resulting from intercompany monetary items were charged or credited to the consolidated statements of income. Translation differences resulting from the conversion process were recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

b)	Recognition of the effects of inflation on financial information

Upon adoption of Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consisted of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item was included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, which amounted to P. (79,419,845), net of deferred taxes, were reclassified from accumulated other comprehensive income items to retained earnings in stockholders’ equity.

The net monetary position gain shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Financing cost.”

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered as items requiring the use of resources.

c)	Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operator, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

d)	Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e)	Cash and cash equivalents

Cash and cash equivalents are represented by time deposits and highly liquid investments in financial institutions with maturities of less than 90 days at the date purchased. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

f)	Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary uses foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company’s policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2009, 2008 and 2007, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company.

The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

g)	Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

h)	Inventories

Inventories for sale are valued at average cost, and through December 31, 2007 they were re-expressed based on inflation. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued at average cost, and through December 31, 2007 were re-expressed on the basis of specific indexes. The carrying value of inventories is similar to replacement value, which is not in excess of their market value.

i)	Plant, property and equipment

Through December 31, 1996, plant, property and equipment and construction in process were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors) Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 b).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the value of the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

j)	Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

k)	Licenses

TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed them based on the inflation rate of each country. The amortization period is based on the terms of the licenses, which range from 5 to 20 years.

l)	Business acquisitions

Acquisitions of businesses are recorded using the purchase method. The acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

m)	Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n)	Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 10).

Actuarial (losses) gains are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years) (see Note 10).

o)	Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 10).

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes and only when there was no indication that the related liability or asset would not be realized in the future.

p)	Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

See Note 11 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q)	Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, the changes in noncontrolling interest, the changes in the fair value of cash flow hedges, changes in the result from holding non-monetary assets and the effect of deferred taxes related to these items.

r)	Taxes on profits

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

s)	Statement of income presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margin.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

An analysis of the “Other expenses, net” caption for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Employee profit sharing, current	P.	2,217,482	P.	2,548,762	P.	2,867,019
Other income (Note 10)		(867,802)		(1,869,170)		(2,822,658)

Other expenses, net	P.	1,349,680	P.	679,592	P.	44,361

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the “Other income” line shown above for 2007 includes a non-recurring gain of P. 1,653,123.

t)	Statement of cash flows

Effective January 1, 2008, Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statements of cash flows are not comparable to the statement of changes in financial position for the year ended December 31, 2007.

u)	Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

v)	Concentration of risk

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

w)	Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 16).

Local and long distance segment information varies to the one presented in the consolidated financial statements due to:

•	The information that was considered in its elaboration was only the one corresponding to the companies that are directly involved in rendering local and long distance telephone services in Mexico.

•	Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

•	Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

•	The services being disclosed consider the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

•	Interconnection with cellular operators includes revenues from calling party pays.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

x)	Reclassifications

Certain captions shown in the 2008 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements.

An analysis is as follows:

		As originally reported 2008		Reclassifications		As reclassified 2008
Assets
Current assets:
Prepaid expenses and others	(1)	P.	2,900,790	P.	(61,088)	P.	2,839,702

Deferred charges, net	(1)		1,407,687		61,088		1,468,775

Statement of income
Operating revenues:
Corporate networks	(2)		12,219,402		(12,219,402)
Internet	(2)		13,168,270		(13,168,270)
Data	(2)				25,387,672		25,387,672

Operating costs and expenses:
Cost of sales and services	(3)		32,806,088		(283,420)		32,522,668
Commercial, administrative and general expenses	(4)		19,831,144		31,862		19,863,006
Interconnection	(3)		13,759,965		283,420		14,043,385
Depreciation and amortization	(4)		17,965,069		(31,862)		17,933,207

(1)	Reclassification of deferred charges.
(2)	Reclassification to Data revenues.
(3)	Reclassification of interconnection.
(4)	Reclassification of administrative expenses.

y)	New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected TELMEX’s accounting policies:

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Also, unlike Bulletin B-8, this standard requires the financial statements of the consolidating entities to be prepared under the same Mexican FRS, eliminating the possibility to consolidate those entities that do not issue financial statements under Mexican FRS due to an obligation to present their financial statements under specific accounting standards.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8 establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between stockholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in stockholders’ equity.

This standard also establishes that the recognition of push-down adjustments must not be recognized in the financial statements of the subsidiary and provides no transitional guidance in this regard.

Mexican FRS C-7, Equity Investments in Affiliates and Other Long-term Equity Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other long-term equity investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of SPEs.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican FRS.

This standard also establishes guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in affiliated companies must be tested for impairment when indicators of impairment exist, and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in income of unconsolidated subsidiaries and affiliates.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 was issued by the CINIF in December 2008 to replace Mexican accounting Bulletin C-8, Intangible Assets and became effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

Lastly, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange.

The adoption of the new accounting standards mentioned above did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

ii) The most important new accounting pronouncements that will become effective on January 1, 2010 or 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The purpose of this standard is to establish guidelines for the valuation, presentation and disclosure of items comprising the cash and cash equivalents caption in the statement of financial position.

Mexican FRS C-1 establishes that restricted cash is to be presented in the cash and cash equivalents caption in the statement of financial position (under the former standard it was shown separately) and substitutes the term “short-term demand investments” with the new term “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months.

Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realization value, nominal value and fair value.

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which will become effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

Information to be disclosed – Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic zones, customers and suppliers.

Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

Segments in the pre-operating stage – Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

Disclosure of liabilities – Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that these standards will not have a material impact on its financial statements.

2.	Discontinued Operations

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company’s subsidiaries with operations in Latin American, as well as its Yellow Pages business. As a result of the split-up, Telmex Internacional was incorporated on December 26, 2007 and the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (formerly the sub-holding company of TELMEX) were transferred to it. The split-up was effective for legal, accounting and tax purposes as of December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time the Company ceased to have control over the subsidiary mentioned above.

At the same stockholders’ meeting held on December 21, 2007, it was determined that the entities would adjust their stockholders’ equity to recognize the treasury resources including cash and cash equivalents used in the purchase of the shares of TELMEX, until the date on which the shares of Telmex Internacional commenced to trade separately.

The terms of the split-up established that neither TELMEX nor Telmex Internacional would hold shares of the other. At the time of the split-up, each TELMEX stockholder became an owner of the same number and class of shares in Telmex Internacional that they held in TELMEX. Consequently, both companies were then controlled by the same group of stockholders.

From the date on which Telmex Internacional was incorporated until the date the shares of TELMEX and Telmex Internacional began to trade separately, TELMEX continued acquiring both its own shares and shares in Telmex Internacional.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The shares acquired by TELMEX in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors were transferred to Telmex Internacional as part of the split-up in cash and cash equivalents. Telmex Internacional then paid TELMEX for the value of the shares that TELMEX acquired in the name of Telmex Internacional, and the related amounts and treasury shares of both companies were adjusted accordingly.

The relationship between TELMEX and Telmex Internacional is limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the execution of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has developed its own administrative structure.

In these financial statements, all income and expenses of Telmex Internacional are presented in the statement of income under the caption “Income from discontinued operations, net of income tax.” The amounts included in the 2007 financial statements prior to the split-up and their corresponding notes were restructured to present only the revenues, costs and expenses of the continuing operations of TELMEX, excluding the amounts from the discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders’ equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred and was recognized as a reduction in the stockholders’ equity of TELMEX at the date of the split-up.

A summary of the statement of income of the split-up operations for the twelve-month period ended December 31, 2007 is as follows:

Statement of Income

	Year ended December 31 2007
Operating revenues	P.	68,042,515
Operating costs and expenses		57,545,898

Operating income		10,496,617

Employee profit sharing		62,279
Other expenses, net		180,413

Financing cost, net		297,876
Equity interest in net income of affiliates		(689,075)

Income before taxes on profits		10,645,124
Provision for income tax		3,478,812

Net income	P.	7,166,312

Distribution of net income:
Controlling interest	P.	6,595,675
Noncontrolling interest		570,637

	P.	7,166,312

Earnings per share	P.	0.34

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

3.	Accounts Receivable

An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009		2008
Customers	P.	19,112,062	P.	17,761,170
Recoverable taxes		2,316,472		2,061,818
Related parties (Note 13)		894,535		975,362
Net settlement receivables		417,152		478,991
Other		1,994,215		1,916,092

		24,734,436		23,193,433
Less:
Allowance for doubtful accounts		3,621,113		2,384,670

Total	P.	21,113,323	P.	20,808,763

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Beginning balance at January 1	P.	2,384,670	P.	1,725,969	P.	1,808,773
Increase charged to expenses		2,437,296		1,551,988		1,349,248
Charges to allowance		(1,200,853)		(893,287)		(1,373,875)
Monetary effect						(58,177)

Ending balance at December 31	P.	3,621,113	P.	2,384,670	P.	1,725,969

4.	Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2009 and 2008 is as follows:

	2009		2008
Telephone plant and equipment	P.	315,548,924	P.	314,077,075
Land and buildings		37,128,186		36,987,698
Computer equipment and other assets		49,952,667		47,564,938

		402,629,777		398,629,711
Less:
Accumulated depreciation		298,734,102		286,221,263

Net		103,895,675		112,408,448
Construction in progress and advances to equipment suppliers		409,074		456,929

Total	P.	104,304,749	P.	112,865,377

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant mostly during the first half of 2010.

b) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.17,828,006 in 2009, P.17,815,050 in 2008 and P.18,290,793 in 2007.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

5.	Licenses

An analysis of licenses cost and their amortization at December 31, 2009 and 2008 is as follows:

	2009		2008
Investment	P.	1,777,464	P.	1,763,296
Less:
Accumulated amortization		859,123		738,269

Net	P.	918,341	P.	1,025,027

An analysis of the changes in 2009, 2008 and 2007 is as follows:

	Balance at January 1, 2009		Investment and amortization for the year		Balance at December 31, 2009
Investment	P.	1,763,296	P.	14,168	P.	1,777,464
Accumulated amortization		738,269		120,854		859,123

Net	P.	1,025,027	P.	(106,686)	P.	918,341

	Balance at January 1, 2008		Investment and amortization for the year		Effect of translation		Balance at December 31, 2008
Investment	P.	1,627,992	P.	135,271	P.	33	P.	1,763,296
Accumulated amortization		636,531		101,703		35		738,269

Net	P.	991,461	P.	33,568	P.	(2)	P.	1,025,027

	Balance at January 1, 2007		Investment and amortization for the year		Effect of translation		Balance at December 31, 2007
Investment	P.	1,534,141	P.	93,766	P.	85	P.	1,627,992
Accumulated amortization		544,970		91,446		115		636,531

Net	P.	989,171	P.	2,320	P.	(30)	P.	991,461

The amortization expense of other deferred charges was P.1,908, P.16,454 and P.43,046 for the years ended December 31 2009, 2008 and 2007, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

6.	Equity Investments

An analysis of equity investments in affiliates and other companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009		2008
Equity investments in:
Grupo Telvista, S.A. de C.V.	P.	907,973	P.	726,342
2Wire, Inc.		301,035		276,000
Other affiliates		566,372		491,791

	P.	1,775,380	P.	1,494,133

Investments in affiliates

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P. 195,498 (P. 154,795 in 2008 and P. 57,474 in 2007) and a charge to stockholders’ equity of P. 13,867 (credit of P. 69,128 in 2008).

2Wire

TELMEX holds 13% of the capital stock of 2Wire, Inc. (2Wire), which is a broadband platform service provider for homes and businesses located in the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the results of 2Wire gave rise to a credit to results of operations of P. 25,035 (charge of P. 266,568 in 2008 and P. 78,726 in 2007).

Other affiliates

For the year ended December 31, 2009, equity interest in other affiliates represented a net credit to results of operations of P. 34,147 (net credit of P. 49,660 in 2008 and P. 38,497 in 2007) and a charge to stockholders’ equity of P. 4,427 (credits of P. 37,718 in 2008 and P. 1,703 in 2007).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

7.	Long-term Debt

Long-term debt consists of the following:

	Weighted-average interest rate at December 31		Maturities from	Balance at December 31
	2009	2008	2010 through	2009		2008
Debt denominated in foreign currency:
Senior notes	5.2%	5.1%	2019	P.	29,361,181	P.	23,670,364
Bank loans	0.7%	1.8%	2018		40,074,814		61,013,202
Other	2.0%	2.0%	2022		238,353		271,881

Total debt denominated in foreign currency					69,674,348		84,955,447

Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016		4,500,000		4,500,000
Domestic senior notes	6.3%	8.8%	2037		25,900,000		14,800,000
Bank loans	4.8%	8.6%	2010		2,800,000		2,800,000

Total debt denominated in Mexican pesos					33,200,000		22,100,000

Total debt					102,874,348		107,055,447
Less short-term debt and current portion of long-term debt					19,768,894		22,883,092

Long-term debt				P.	83,105,454	P.	84,172,355

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2009 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.2% in 2008).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31
	2009		2008
Short-term debt:
Domestic senior notes			P.	2,500,000

Current portion of long-term debt:
Senior notes	P.	12,405,765
Domestic senior notes				400,000
Bank loans		7,363,129		19,983,092

	P.	19,768,894	P.	20,383,092

Total	P.	19,768,894	P.	22,883,092

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Senior notes:

a) In November 2008, TELMEX repaid a bond of P. 13,151,147 (U.S.$ 1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P. 442,078 (P. 524,959 in 2007).

b) In the first quarter of 2005, TELMEX issued bonds in the amount of P.21,892,381 (U.S.$ 1,750 million) divided into two issuances of P. 11,870,243 and P. 10,022,138 (U.S.$ 950 million and U.S.$ 800 million, respectively), the first matures in 2010 and bears an annual interest of 4.75%, and the second matures in 2015 and bears an annual interest of 5.5%. Interest is payable semiannually. For the year ended December 31, 2009, interest expense on these bonds was P. 1,274,163 (P. 1,025,848 in 2008 and P. 1,046,639 in 2007).

On January 27, 2010, TELMEX repaid the first issuance of the bonds issued in 2005 for P.12,294,140 (U.S.$950 million).

c) On January 26, 2006, TELMEX issued a bond denominated in Mexican pesos abroad in the amount of P. 4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2009, interest expense on the bond was P. 407,708 (P. 409,655 in 2008 and P. 414,940 in 2007).

d) On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million, nominal amount), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2009, interest expense on the bond was P.49,823.

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P. 34,531,521 (U.S.$ 3,000 million), split into three tranches. The first tranche is for P. 14,963,659 (U.S.$ 1,300 million) and has a three-year maturity. The second tranche is for P. 11,510,507 (U.S.$ 1,000 million) and has a five-year maturity. The third tranche is for P. 8,057,355 (U.S.$ 700 million) with a seven-year maturity. In August 2009, TELMEX repaid the total amount of the first tranche, for which the original maturity was scheduled for October 2009. The balance of these loans at December 31, 2009 is included under bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P. 5,986,554 (U.S.$ 500 million), split into two tranches in equal amounts of P. 2,993,277 (U.S.$ 250 million), with maturities of four years and six years, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2009, interest expense on these loans was P. 556,305 (P. 1,425,514 in 2008 and P. 2,341,463 in 2007).

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for a program to issue long-term domestic senior notes in a total amount of P. 10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P. 1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P. 8,000,000.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P. 15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P. 6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (“TIIE”). For the year ended December 31, 2009, interest expense on long-term domestic senior notes was P. 1,194,213 (P. 1,004,242 in 2008 and P. 1,011,961 in 2007).

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2009 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)		Equivalent in Mexican pesos
U.S. dollar	5,103,362	P.	13.0587	P.	66,643,271
Japanese yen	19,891,200		0.1404		2,792,724
Euro	12,722		18.7353		238,353

Total				P.	69,674,348

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Long-term debt maturities at December 31, 2009 are as follows:

Years	Amount
2011	P.	18,857,154
2012		12,343,560
2013		11,560,972
2014		8,164,639
2015 and thereafter		32,179,129

Total	P.	83,105,454

Hedges:

At December 31, 2009 and 2008, the financial instruments held by the Company are as follows:

	2009				2008
	Notional		Fair value asset (liability)		Notional		Fair value asset (liability)
Financial instrument	(in millions)				(in millions)
Cross currency swaps	U.S.$	4,178	P.	12,226	U.S.$	5,451	P.	20,913
Forwards dollar-peso (Note 8)	U.S.$	245		(120)
Interest-rate swaps in pesos	P.	23,752		(729)	P.	23,752		(369)
Interest-rate swaps in dollars					U.S.$	100		(30)
Cross currency coupon swaps	U.S.$	50			U.S.$	350		(95)

Total			P.	11,377			P.	20,419

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2009, the Company has cross currency swaps that hedge foreign currency denominated liabilities of P. 54,557,723 (U.S.$ 4,178 million) (P. 73,799,967 or U.S.$ 5,451 million in 2008). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of U.S.$ 1,495 million and bank loans that mature from 2010 to 2018 in the total amount of U.S.$ 2,683 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of P. 10.5892 per U.S. dollar, as well as establish a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a floating rate equal to the average 28-day TIIE, less a specified margin for the bank loans.

The change in the fair value of these cross currency swaps recognized for the year ended December 31, 2009 was P. 5,682,263 (P. 16,281,874 in 2008 and P. 93,087 in 2007).

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Forwards dollar-peso

At December 31, 2009, the Company had short-term foreign currency forwards with a notional amount of P. 3,199,382 (U.S.$ 245 million). At December 31, 2008, the Company had no forward contracts outstanding. For the year ended December 31, 2009, the Company recognized a net charge of P. 520,733 (charge of P. 1,690,380 in 2008 and P. 578,926 in 2007) as part of exchange (gain) loss, net due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2009 and 2008, the Company had interest-rate swaps for an aggregate notional amount of P. 23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. At December 31, 2009, the Company had no interest rate swaps in U.S. dollars. At December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P. 1,353,830 (U.S.$ 100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matured in October 2009.

At December 31, 2009, the Company had cross currency coupon swaps that cover interest payments of P. 652,935 (U.S.$ 50 million) (P. 4,738,405, or U.S.$ 350 million for 2008).

For the year ended December 31, 2009, the Company recognized a net expense for these swaps in interest expense of P. 2,056,839 (net expense of P. 2,439,778 in 2008 and net credit of P. 90,712 in 2007). Additionally, for the year ended December 31, 2007, the Company recognized an expense of P. 267,047, due to the replacement of interest rate swap contracts denominated in Mexican pesos.

The Company’s derivative financial instruments are acquired in over-the-counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P. 3,787 million (U.S.$ 290 million). At December 31, 2009, 65% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls have been required at such date.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

8.	Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2009		2008
Suppliers	P.	2,100,036	P.	4,285,331
Employee benefits		2,804,324		3,012,967
Sundry creditors		1,838,250		1,439,394
Related parties (Note 13)		1,602,128		1,993,079
Vacation accrual		1,284,578		1,287,747
Accrual for other contractual employee benefits		1,230,645		1,310,570
Dividend pending payment		1,106,119		899,541
Interest payable		936,550		1,187,525
Derivative financial instruments (Note 7)		119,719
Other		1,181,839		501,952

	P.	14,204,188	P.	15,918,106

The activity in the main accruals for the years ended December 31, 2009, 2008 and 2007 is as follows:

Vacation accrual:

	2009		2008		2007
Beginning balance at January 1	P.	1,287,747	P.	1,256,783	P.	1,234,716
Increase charged to expenses		1,619,979		1,656,930		2,690,063
Payments		(1,623,148)		(1,625,966)		(2,621,810)
Monetary effect						(46,186)

Ending balance at December 31	P.	1,284,578	P.	1,287,747	P.	1,256,783

Accrual for other contractual employee benefits:

	2009		2008		2007
Beginning balance at January 1	P.	1,310,570	P.	1,151,700	P.	1,131,334
Increase charged to expenses		3,725,372		3,588,400		3,434,180
Payments		(3,805,297)		(3,429,530)		(3,371,492)
Monetary effect						(42,322)

Ending balance at December 31	P.	1,230,645	P.	1,310,570	P.	1,151,700

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

9.	Deferred Credits

Deferred credits consist of the following at December 31, 2009 and 2008:

	2009		2008
Short-term:
Advance billings	P.	1,009,603	P.	1,044,877
Advances from customers		94,572		735,238

		1,104,175		1,780,115

Long-term:
Advance billings		466,696		411,106

Total	P.	1,570,871	P.	2,191,221

10.	Labor Obligations

a)	Pensions plans and seniority premiums

The majority of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance these labor obligations and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

Analysis of net periodic cost:

	2009		2008		2007
Labor cost	P.	4,431,755	P.	4,333,194	P.	3,672,437
Finance cost on defined benefit obligation		15,861,542		14,344,072		9,013,577
Projected return on plan assets		(17,524,795)		(15,571,525)		(9,585,397)
Amortization of past services		69,526		1,344,971		1,339,448
Amortization of variances in actuarial assumptions (1)		2,183,763		201,412		55,701

Net periodic cost	P.	5,021,791	P.	4,652,124	P.	4,495,766

(1)	Includes P. 99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Analysis of the defined benefit obligation:

	2009		2008
Present value of labor obligations:
Vested benefit obligation	P.	105,002,007	P.	93,175,620
Non-vested benefit obligation and effect of salary projection		92,330,826		83,007,215

Defined benefit obligation at end of year	P.	197,332,833	P.	176,182,835

Analysis of changes in the defined benefit obligation:

	2009		2008
Defined benefit obligation at beginning of year	P.	176,182,835	P.	159,484,041
Labor cost		4,431,755		4,333,194
Finance cost on defined benefit obligation		15,861,542		14,344,072
Actuarial loss		10,200,996		6,662,976
Benefits paid to employees		(215,298)		(194,437)
Payments from trust fund		(9,128,997)		(8,447,011)

Defined benefit obligation at end of year	P.	197,332,833	P.	176,182,835

Analysis of changes in plan assets:

	2009		2008
Established fund at beginning of year	P.	145,475,893	P.	156,979,097
Projected return on plan assets		17,524,795		15,571,525
Actuarial gain (loss)		4,371,737		(22,949,640)
Contributions to trust fund		5,751,947		4,321,922
Payments from trust fund		(9,128,997)		(8,447,011)

Established fund at end of year	P.	163,995,375	P.	145,475,893

Analysis of the net prepaid benefit obligation:

	2009		2008
Insufficiency of plan assets for defined benefit obligation	P.	(33,337,458)	P.	(30,706,942)
Unamortized actuarial loss		49,515,770		45,870,274
Transition liability		121,815		156,536
Past service cost and changes to plan		130,730		165,534

Net prepaid benefit obligation	P.	16,430,857	P.	15,485,402

In 2009, the net actuarial loss of P. 5,829,259 resulted from (i) the effect of a favorable actuarial variance of P. 4,371,737 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P. 10,200,996, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In 2008, the actuarial loss of P. 29,612,616 resulted from (i) the effect of an unfavorable actuarial variance of P. 22,949,640 due to the behavior of the plan assets resulting from a decrease in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P. 6,662,976, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, the Company updating its mortality table, and the mortality rate of retired employees was less than the rate estimated at the beginning of the year.

At December 31, 2009, 2008 and 2007, the rates used in the actuarial study are as follows:

	2009 Nominal rates %	2008 Nominal rates %	2007 Real rates %
Discount of labor obligations:
Long-term average	9.20	9.20	5.51
Increase in salaries:
Long-term average	4.50	4.50	0.97

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change had no effect on the calculation of labor obligations, since these rates were consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate were the same as those selected for 2007).

At December 31, 2009 and 2008, 45.9% of plan assets were invested in fixed-yield securities and the remaining 54.1% in variable-yield securities.

b)	Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2009		2008		2007
Labor cost	P.	12,630	P.	15,188	P.	13,371
Finance cost on defined benefit obligation		12,498		14,599		9,623
Amortization of variances in assumptions (1)		(9,867)		(87,699)		(31,680)

Net periodic cost (gain)	P.	15,261	P.	(57,912)	P.	(8,686)

(1)	Includes P. 36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The activity in the termination pay liability is as follows:

	2009		2008
Balance at beginning of year	P.	147,634	P.	208,406
Net periodic cost (gain)		15,261		(57,912)
Payments		(3,518)		(2,860)

Balance at end of year	P.	159,377	P.	147,634

c)	Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2009 and 2008, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was P. 5,820,412 and was charged to stockholders’ equity. The deferred employee profit sharing gave rise to a credit to stockholders’ equity for deferred income tax of P. 1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to stockholders’ equity of P. 4,190,135. The 2007 financial statements remained unchanged by the new standard. For the year ended December 31, 2009, the deferred employee profit sharing provision represented a credit to results of operations of P. 607,676 (P. 1,400,171 in 2008), which was recognized in the statement of income under the caption “Other expenses, net.”

At December 31, 2009 and 2008, the Company recognized deferred employee profit sharing on the following temporary items:

	2009		2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P.	310,287	P.	210,874
Advance billings		147,750		184,219
Accrued liabilities		515,522		372,944
Exchange loss on debt		347,123		409,247

		1,320,682		1,177,284

Deferred employee profit sharing liabilities:
Fixed assets		(3,437,606)		(3,842,874)
Inventories		(4,881)		(9,139)
Licenses		(44,852)		(49,900)
Labor obligations		(1,609,552)		(1,538,794)
Prepaid expenses		(86,043)		(167,311)
Derivative financial instruments		(91,884)		(419,172)

		(5,274,818)		(6,027,190)

Deferred employee profit sharing liability, net	P.	(3,954,136)	P.	(4,849,906)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

11.	Foreign Currency Position

a) At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2009	Exchange rate at December 31, 2009		2008	Exchange rate at December 31, 2008
Assets:
U.S. dollar	669	P.	13.06	183	P.	13.54
Liabilities:
U.S. dollar	5,205		13.06	6,235		13.54
Japanese yen	19,891		0.14	19,891		0.15
Euro	13		18.74	14		19.14

At March 23, 2010, the applicable exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollars	P.	12.58
Japanese yen		0.14
Euro		17.02

12.	Commitments and Contingencies

Commitments

At December 31, 2009, TELMEX has non-cancelable commitments for the purchase of equipment of P. 3,372,975 (P. 4,520,320 in 2008), which include P. 977,637 (P. 798,792 in 2008) for non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P. 2,858,996 in 2009 (P. 3,173,710 in 2008 and P. 4,169,109 in 2007).

Contingencies

a) In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. contested the guidelines to modify local service areas via an administrative proceeding that was discarded by the Communications Ministry, and at present it is being litigated before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters.

In the interim, pursuant to the aforementioned guidelines COFETEL has ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas in March 2007, another package of 125 local service areas in September 2008 and finally the consolidation of 1 local service area in December 2008, each with its own schedule. Teléfonos de México, S.A.B. de C.V. challenged COFETEL’s orders through applicable legal procedures.

In November 2009, a resolution of a Federal Court nullified the consolidation of local service areas ordered by COFETEL.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

If the guidelines resolution becomes effective, COFETEL may start again procedures to consolidate local service areas.

If such consolidation is implemented, it may have an adverse impact on the Company’s long distance revenues.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b) Between November 2007 and February 2008, the Federal Commission of Economic Competition (COFECO) initiated seven inquiries to determine whether Teléfonos de México, S.A.B. de C.V. has substantial control or engages in monopolistic practices in certain markets.

Preliminary resolutions in four of these inquiries have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial control in the following markets: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. expressed its disagreement with the proceedings, contested the preliminary resolutions and submitted evidence against them.

In the four inquiries indicated above, COFECO has already confirmed its resolutions, and Teléfonos de México, S.A.B. de C.V. filed the corresponding recourses, which COFECO denied. Against these resolutions, Teléfonos de México, S. A. B. de C. V. filed for constitutional protection (“amparo”) which is still pending. If these resolutions prevail, COFETEL could impose specific obligations on tariffs, quality of service and information in these markets.

In the three remaining proceedings, COFECO is investigating to determine if Teléfonos de México, S.A.B. de C.V. engaged in monopolistic practices in the following markets: (i) broad-band Internet market for domestic residential customers; (ii) fixed-network interconnection services markets; and (iii) inter-urban transport for switched long distance traffic services market. These proceedings are currently in the stage of requesting information.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately P. 330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, re-expression for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P. 568,869 through July 19, 2010. The regional metropolitan court declared the resolution to be null, but the administrative authorities filed an appeal. In October 2009, Teléfonos de México, S.A.B. de C.V. obtained favorable results through a final resolution that nullifies the schedule of rate payments; therefore the Company commenced proceedings to liquidate the trust fund that was guaranteeing the payment of this contingency, which was finalized on January 22, 2010, at which time the Company recognized the gain on settlement of this contingency.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

On January 22, 2010, Teléfonos de México, S.A.B. de C.V. was entitled to a refund equivalent to the amount set up as guaranteed payment.

Since tax credits did not take effect and Teléfonos de México, S.A.B. de C.V. obtained reimbursement for the guaranteed payment, this matter was resolved and concluded with favorable results.

d) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the stockholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and consenting to the split-up.

e) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Teléfonos de México, S.A.B. de C.V. has filed for constitutional protection (“amparo”) against this plan, providing all necessary arguments to demonstrate illegality and unconstitutionality of such plan.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

13.	Related Parties

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is provided below. All the companies are considered affiliates since TELMEX’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2009		2008
Accounts receivable:
Alestra, S. de R.L. de C.V.	P.	454,762	P.	114,625
Sercotel, S.A. de C.V.		193,316		262,732
AT&T Inc.		87,885		218,718
Anuncios en Directorios, S.A. de C.V.		27,662		28,477
Controladora de Servicios de Telecomunicaciones, S. A. de C.V.		18,235		29,628
Sears Roebuck de México, S.A. de C.V.		14,231		27,893
Sanborn Hermanos, S.A.		6,397		62,837
Banco Inbursa, S.A.		4,256		89,267
Sección Amarilla USA, LLC		54		20,768
Other		87,737		120,417

	P.	894,535	P.	975,362

Accounts payable:
Radiomóvil Dipsa, S.A. de C.V.	P.	1,027,048	P.	1,000,739
Inversora Bursátil, S.A.		127,472		121,383
Eidon Software, S.A. de C.V.		103,738
Microm, S.A. de C.V.		65,349		119,631
Grupo Financiero Inbursa, S.A.B. de C.V.		50,695		46,710
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.		34,161		6,538
PC Industrial, S. A. de C.V.		29,614		69,950
Carso Infraestructura y Construcción, S.A.B de C.V.		25,459		208,559
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		23,629		17,283
2Wire, Inc.				190,266
Sigmatao Factory, S.A. de C.V.				27,002
Other		114,963		185,018

	P.	1,602,128	P.	1,993,079

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

b) For the years ended December 31, 2009, 2008 and 2007, the Company had the following transactions with related parties:

	2009		2008		2007
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P.	2,163,205	P.	3,958,756	P.	3,928,422
Insurance premiums, fees for administrative and operating services, security trading and others (2)		3,318,218		3,389,572		5,106,398
Calling Party Pays interconnection fees and other telecommunication services (3)		7,944,362		9,959,288		12,976,239
Cost of termination of international calls (6)		715,780		685,100		612,594

Revenues:
Sale of materials and other services (4)		1,879,051		2,091,927		1,540,633
Sale of long distance and other telecommunications services (5)		5,727,833		6,211,439		5,844,988
Revenues from termination of international calls (6)		1,074,419		2,428,631		1,920,392

(1)	Includes P. 1,591,531 in 2009 (P .2,190,819 in 2008 and P. 2,824,739 in 2007) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V.. Also includes P. 453,348 in 2009 (P. 1,652,662 in 2008 and P. 1,047,685 in 2007) for the purchase of equipment for broadband platform services from 2Wire.
(2)	Includes P. 571,338 in 2009 (P. 563,331 in 2008 and P.1, 216,067 in 2007) for network maintenance services from subsidiaries of Carso Group; P. 714,242 in 2009 (P. 632,970 in 2008 and P. 847,605 in 2007) for software services received from subsidiaries of Telmex Internacional; P. 327,500 in 2009 (P. 805,703 in 2008 and P. 1,450,330 in 2007) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P. 482,598 in 2009 (P. 392,170 in 2008 and P. 431,074 in 2007) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P. 208,942 in 2009 (P. 222,963 in 2008 and P. 188,425 in 2007) for telemarketing services with Grupo Telvista; P. 40,602 in 2009 (P. 71,668 in 2008 and P. 93,162 in 2007) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P. 335,975 in 2009 (P. 243,999 in 2008 and P. 571,544 in 2007) for fees paid for administrative and operating services to AT&T and Carso Global Telecom. Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.
(3)	Includes P. 7,944,083 in 2009 (P. 9,959,018 in 2008 and P. 12,810,940 in 2007) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil. América Móvil is an entity under common control with Carso Global Telecom.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

(4)	Includes P. 47,462 in 2009 (P. 84,654 in 2008 and P. 253,095 in 2007) for the sale of materials and other services rendered to subsidiaries of Carso Group; P. 230,397 in 2009 (P. 206,634 in 2008 and P. 335,480 in 2007) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P. 301,440 in 2009 (P. 753,600 in 2008) for the use and updating of the telephone directory customer database, as well as P. 373,648 in 2009 (P. 411,956 in 2008 and P. 363,529 in 2007) for billing, collection, administrative services and others rendered to subsidiaries of Telmex Internacional; and P. 494,785 (P. 451,686 in 2008 and P. 439,660 in 2007) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.
(5)	Includes P. 4,397,574 in 2009 (P. 5,072,839 in 2008 and P. 4,662,247 in 2007) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.
(6)	Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2009		2008		2007
Short- and long-term direct benefits	P.	51,371	P.	41,636	P.	46,375
Post-retirement benefits		3,154		3,060		2,536

Total	P.	54,525	P.	44,696	P.	48,911

14.	Stockholders’ Equity

a) As described in Note 2, at an extraordinary stockholders’ meeting held on December 21, 2007, the stockholders of TELMEX approved the split-up of the subsidiaries with operations in Latin America, as well as the Company’s Yellow Pages business. After the split-up took effect and TELMEX made the contribution to Telmex Internacional, the capital stock of TELMEX was represented by the same number of shares of the three series, with no change in the number of shares that represent its capital.

b) At December 31, 2009, capital stock is represented by 18,192 million shares issued and outstanding with no par value, representing the Company’s fixed capital (P. 18,555 million in 2008). An analysis is as follows:

	2009		2008
8,115 million Series “AA” common shares	P.	5,569,721	P.	5,569,721
395 million Series “A” common shares (407 million in 2008)		317,792		327,734
9,682 million Series “L” shares with limited voting rights
(10,033 in 2008)		3,132,787		3,241,177

Total	P.	9,020,300	P.	9,138,632

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

At December 31, 2009 and 2008, the historical value of the Company’s capital stock was P. 78,545 and P. 80,113, respectively.

An analysis of the changes in 2009, 2008 and 2007 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	Number	Amount		Number	Amount		Number	Amount
Balance at December 31, 2006	8,115	P.	16,125,189	446	P.	1,038,553	11,642	P.	10,847,592
Cash purchase of Company’s own shares				(3)		(6,423)	(840)		(773,787)
Conversion of shares				(13)		(30,395)	13		30,395
Reduction due to the split-up of Telmex Internacional			(10,555,468)			(655,799)			(6,617,296)

Balance at December 31, 2007	8,115		5,569,721	430		345,936	10,815		3,486,904
Cash purchase of Company’s own shares				(9)		(6,934)	(796)		(256,995)
Conversion of shares				(14)		(11,268)	14		11,268

Balance at December 31, 2008	8,115		5,569,721	407		327,734	10,033		3,241,177
Cash purchase of Company’s own shares				(2)		(1,551)	(361)		(116,781)
Conversion of shares				(10)		(8,391)	10		8,391

Balance at December 31, 2009	8,115	P.	5,569,721	395	P.	317,792	9,682	P.	3,132,787

(1)	Number of shares in millions

The Company’s capital stock must be represented by (i) no less than 20% of Series “AA” common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; (ii) Series “A” common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; (iii) both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and (iv) Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at all stockholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

•	The transformation of TELMEX from one type of entity to another;

•	Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

•

Cancellation of the registration of the TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

In order for the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, the stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

c) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P. 10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P. 340,868, bringing the total maximum amount to be used for this purpose to P. 10,340,868.

At a regular stockholders’ meeting held on April 27, 2007, the stockholders approved an increase of P. 15,000,000 (historical) to the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was P. 8,046,597, bringing the total maximum amount to be used for this purpose to P. 23,046,597 (historical).

In 2009, the Company acquired 361.2 million Series “L” shares for P. 4,073,625 and 1.9 million Series “A” shares for P. 21,695.

In 2008, the Company acquired 796.7 million Series “L” shares for P. 12,764,130 and 8.6 million Series “A” shares for P. 107,712.

In 2007, the Company acquired 839.9 million Series “L” shares for P. 15,729,975 (historical cost of P. 15,423,889) and 2.8 million Series “A” shares for P. 52,864 (historical cost of P. 51,902).

At December 31, 2009, 2008 and 2007, the Company had 14,040 (13,998 Series “L” and 42 Series “A”), 13,677 (13,637 Series “L” and 40 Series “A”) and 12,872 (12,840 Series “L” and 32 Series “A”) million treasury shares, respectively.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2009, Accumulated other comprehensive income items include P. 748,675 for the effect of the market valuation of swaps designated as cash flow hedges and P. 134,550 for the effect of translation of foreign entities, net of deferred taxes. At December 31, 2008, Accumulated other comprehensive income items include P. 2,615,521 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and P. 201,104 for the effect of translation of foreign entities.

f) At a regular meeting held on April 28, 2009, the stockholders agreed to declare a cash dividend of P. 0.46 per outstanding share, to be paid in four installments of P. 0.1150 each in June, September and December 2009 and in March 2010. In March 2009, the Company paid the fourth installment of P. 0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P. 0.40 per outstanding share, to be paid in a single payment beginning on December 17, 2009.

At a regular meeting held on April 25, 2008, the stockholders agreed to declare a cash dividend of P. 0.40 per outstanding share, to be paid in four installments of P. 0.10 each in June, September and December 2008 and in March 2009. In March 2008, the Company paid the fourth installment of P. 0.1125 per outstanding share, which was authorized at the regular meeting held on April 27, 2007.

At a regular meeting held on April 27, 2007, the stockholders agreed to declare a cash dividend of P. 0.45 per outstanding share, to be paid in four installments of P. 0.1125 each in June, September and December 2007 and in March 2008. In March 2007, the Company paid the fourth installment of P. 0.1025 per outstanding share, which was authorized at the regular meeting held on April 27, 2006.

The cash dividends paid in 2009, 2008 and 2007 were P. 15,093,082, P. 7,609,477 and P. 8,630,024, respectively.

15.	Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009 the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate will be increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b) Beginning January 1, 2007, asset tax was payable at 1.25% of the average value of most assets. Asset tax for the year ended December 31, 2007 was P. 1,838,181. Such amount was remitted through the crediting of income tax paid in such year. As of January 1, 2008, the Asset Tax Law was abolished.

c) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

FRBT creditable concepts result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

d) An analysis of the income tax provision is as follows:

	2009		2008		2007
Current year income tax	P.	9,560,860	P.	10,606,003	P.	10,411,963
Deferred tax		(1,075,338)		(1,014,344)		1,206,747

Total	P.	8,485,522	P.	9,591,659	P.	11,618,710

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2009%	2008%	2007%
Statutory income tax rate	28.0	28.0	28.0
Depreciation	(0.9)	(3.9)
Social security benefits	1.2	1.1	1.1
Monetary gain	2.6	6.0	0.3
Tax benefits	(0.2)
Other	(1.4)	1.0	(0.7)

Effective income tax rate	29.3	32.2	28.7

At December 31, 2009 and 2008, the Company recognized deferred income taxes on the following temporary differences:

	2009		2008

Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P.	877,847	P.	599,582
Tax loss carryforwards		87,365		75,394
Advance billings		435,521		529,417
Accrued liabilities		1,492,471		1,084,274
Employee profit sharing		1,728,654		2,071,573

		4,621,858		4,360,240

Deferred tax liabilities:
Fixed assets		(14,357,100)		(15,386,755)
Inventories		(13,667)		(25,589)
Licenses		(118,903)		(132,936)
Labor obligations		(4,566,155)		(4,304,012)
Prepaid expenses		(300,552)		(189,628)
Derivative financial instruments		(272,538)		(1,129,711)
Effect of translation of foreign entities		(53,001)

		(19,681,916)		(21,168,631)

Deferred tax liability, net	P.	(15,060,058)	P.	(16,808,391)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

e) At December 31, 2009, the balance of the re-expressed contributed capital account (CUCA) and the net taxed profits account (CUFIN) was P. 11,491,546 and P. 12,912,070, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

16.	Segments

Subsequent to the split-up described in Note 2, TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
December 31, 2009
Revenues:
External revenues	P.	65,158	P.	22,543	P.	31,399			P.	119,100
Intersegment revenues		11,722				929	P.	(12,651)
Depreciation and amortization		9,818		1,788		6,345				17,951
Operating income		17,846		2,537		13,981				34,364
Segment assets		260,597		35,094		108,995				404,686

December 31, 2008
Revenues:
External revenues	P.	70,801	P.	27,454	P.	25,850			P.	124,105
Intersegment revenues		10,600				993	P.	(11,593)
Depreciation and amortization		11,260		2,211		4,462				17,933
Operating income		19,552		6,169		14,022				39,743
Segment assets		284,502		53,932		63,321				401,755

December 31, 2007
Revenues:
External revenues	P.	76,151	P.	31,032	P.	23,585			P.	130,768
Intersegment revenues		10,438				1,096	P.	(11,534)
Depreciation and amortization		11,901		2,331		4,193				18,425
Operating income		23,233		8,695		11,956				43,884
Segment assets		283,463		53,766		54,852				392,081

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

17.	Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

As described in Note 1 II b, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican FRS B-10. However, as required by such standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts affected the 2008 and 2009 net income and will also affect net income in future periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican and U.S. GAAP amounts included in this Note, as they relate to the years ended December 31, 2009 and 2008, are presented in the carrying amounts as required by Mexican FRS B-10, and the effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to U.S. GAAP.

Through December 31, 2007, the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10, and, in the case of the discontinued operations, the effects of inflation were included as provided by Bulletin B-15.

The Mexican and U.S. GAAP amounts, included throughout Note 17 for the year ended December 31 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007, does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin

B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Cash flow information:

As described in Note 1, the Company adopted Mexican FRS B-2 Statement of cash flows on January 1, 2008. The cash flow statements as prepared under Mexican FRS for the years ended December 31, 2009 and 2008, comply with IAS 7, Statement of Cash Flows, as issued by the International Accounting Standards Board, and thus, no reconciliation was needed.

As described in Note 1, for the year ended December 31, 2007 the financial statements under Mexican FRS, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (codified into ASC Topic 230, Statement of Cash Flows) does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows; whereas the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately. In addition, cash flows related to discontinued operations are presented in various categories whereas under Mexican FRS they are presented as a net item.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007, were treated as components of operating activities, summarized consolidated statement of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31, 2007

Cash flows from operating activities:
Net income under U.S.GAAP	P.	35,833,144
Income from discontinued operations under U.S. GAAP		6,848,291

Income from continuing operations under U.S. GAAP		28,984,853
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,759,421
Amortization		134,492
Amortization of deferred charges and other		949,862
Effect of exchange rate differences on debt		234,465
Monetary gain, net		(3,056,539)
Deferred taxes		956,606
Equity interest in net loss (income) of affiliates		(17,245)
Net periodic cost of labor obligations		3,716,277
Marketable securities		2,151,503
Change in operating assets and liabilities		(4,920,703)

Total adjustments		19,908,139

Net cash provided by operating activities of continuing operations		48,892,992

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(13,439,657)
Net cash contributed to split-up subsidiary		(14,077,287)
Other investments		(239,005)

Net cash used in investing activities of continuing operations		(27,755,949)

Cash flows from financing activities:
New loans		14,930,842
Repayment of loans		(10,750,844)
Repurchase of Company’s own shares and cash dividends paid		(24,602,913)

Net cash used in financing activities of continuing operations		(20,422,915)

Effect of inflation accounting on cash and cash equivalents		(789,336)

Net changes in cash and cash equivalents of discontinued operations		(5,992,792)
Net decrease in cash and cash equivalents		(6,068,000)
Cash and cash equivalents at beginning of year		10,765,752

Cash and cash equivalents at end of year	P.	4,697,752

Supplemental disclosure of cash flow information:
Interest paid	P.	6,438,212
Income tax paid		10,501,615
Employee profit sharing paid		2,954,488

Cash flows from sales of trading securities were P. 2,232,020 in 2007.

Noncash transactions related to investment in plant, property and equipment for the years ended December 31, 2009, 2008 and 2007 were P. 801,187, P. 2,147,017 and P. 3,886,940, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Capitalized interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of the capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted-average rate of interest of financing.

Starting January 1, 2007, although the Company adopted the policy of capitalizing the comprehensive result of financing on assets under construction, as a result of the adoption of Mexican FRS D-6, the Company did not capitalize any comprehensive result of financing since the Company has not had any significant qualifying assets with prolonged acquisition periods. For the years 2009, 2008 and 2007, the Company did not capitalize any interest under U.S. GAAP. The reconciling items show the depreciation of capitalized interest in prior years.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 1.II.i, through December 31, 2007, the re-expression of plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 1,331,167 (P. 1,734,130 in 2008), and the depreciation expense for 2009 increased by P. 402,963 (P. 787,067 and P. 1,127,069 in 2008 and 2007, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 1.II.r, under Mexican FRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with Statement of Financial Accounting Standards No. 109, (“SFAS 109”), Accounting for income taxes (codified into ASC Topic 740, Income taxes), except for the treatment of deferred taxes on the effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Through December 31, 2007, deferred employee profit sharing under U.S. GAAP had been determined following the guidelines of SFAS 109, because under Mexican FRS the deferred consequences of employee profit sharing were determined on temporary differences considered non-recurring with a known turnaround time.

As described in Note 1.II.o, under Mexican FRS the Company began recognizing on January 1, 2008 deferred employee profit sharing, using the asset and liability method. Under this method, deferred employee profit sharing is computed by applying the 10% profit sharing rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is basically in conformity with SFAS 109 (codified into ASC Topic 740, Income taxes).

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, also includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively referred to as “deferred taxes”) between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2007	P.	250,141
2008		(153,150)
2009		198,339

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant from 2007 through 2009 are the following:

2007	P.	411,402
2008		320,831
2009		(145,116)

In 2007, monetary gain of P. 15,064, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of the Statement of Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements no. 87, 88, 106 and 132(R) (codified into ASC Topic 715, Compensation—Retirement Benefits), from 2007 through 2009 are the following:

2007	P.	2,539,812
2008		10,174,718
2009		1,193,289

The related accumulated amounts at December 31, 2009 and 2008 that increased equity were P. 17,609,684 and P. 16,416,395, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Significant components of deferred taxes under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009								2008
	Income tax		Employee profit sharing		Total		Income tax		Employee profit sharing		Total
Deferred assets:
Allowances for bad debts and slow-moving inventories	P.	877,847	P.	310,287	P.	1,188,134	P.	599,582	P.	210,874	P.	810,456
Tax loss carryforwards		87,365				87,365		75,394				75,394
Advance billings		435,521		147,750		583,271		529,417		184,219		713,636
Accrued liabilities		1,492,471		515,522		2,007,993		1,084,274		372,943		1,457,217
Employee profit sharing		403,550				403,550		859,942				859,942
Pensions		9,370,573		3,346,606		12,717,179		8,631,195		3,082,545		11,713,740
Exchange loss on debt				347,123		347,123				409,247		409,247

Total deferred tax assets		12,667,327		4,667,288		17,334,615		11,779,804		4,259,828		16,039,632

Deferred liabilities:
Fixed assets		(14,746,460)		(3,574,360)		(18,320,820)		(15,813,293)		(4,028,230)		(19,841,523)
Inventories		(13,667)		(4,881)		(18,548)		(25,589)		(9,139)		(34,728)
Capitalized interest or net financing cost		(231,667)		(82,738)		(314,405)		(304,437)		(108,728)		(413,165)
Licenses		(115,533)		(44,852)		(160,385)		(132,937)		(49,900)		(182,837)
Prepaid expenses		(315,546)		(90,195)		(405,741)		(189,629)		(167,311)		(356,940)
Financial instruments		(272,538)		(91,884)		(364,422)		(1,129,711)		(419,172)		(1,548,883)

Total deferred tax liabilities		(15,695,411)		(3,888,910)		(19,584,321)		(17,595,596)		(4,782,480)		(22,378,076)

Net deferred (liabilities) assets	P.	(3,028,084)	P.	778,378	P.	(2,249,706)	P.	(5,815,792)	P.	(522,652)	P.	(6,338,444)

For Mexican FRS purposes, as discussed in Note 15, the deferred income tax liabilities recognized for the Mexican operations amounted to P.15,060,058 and P.16,808,391 at December 31, 2009 and 2008, respectively. Also as discussed in Note 10.c, for Mexican FRS purposes the deferred employee profit sharing liability recognized amounted to P. 3,954,136 and P. 4,849,906 at December 31, 2009 and 2008.

Under U.S. GAAP deferred tax assets and liabilities are classified as current or noncurrent, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, is classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxation authority.

Income taxes on unremitted foreign earnings

Under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that the Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Employee benefit obligation:

In 2009, 2008 and 2007, pension and seniority premium plans expense under U.S. GAAP totaled P. 5,207,736, P. 3,812,903 and P. 3,724,963, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (“SFAS No. 87”), Employers’ Accounting for Pensions (codified into ASC Topic 715, Compensation—Retirement Benefits), consist of the following:

	December 31,
	2009		2008		2007

Labor cost	P.	4,431,755	P.	4,333,194	P.	3,672,437
Financial cost on defined benefit obligation		15,861,542		14,344,072		9,013,577
Expected return on plan assets		(17,524,795)		(15,571,525)		(9,585,397)
Amortization of unrecognized net transition obligation and prior service cost		34,766		624,355		624,346
Amortization of unrecognized losses		2,404,468		82,807

Net periodic cost under U.S. GAAP		5,207,736		3,812,903		3,724,963
Net periodic cost under Mexican FRS		5,021,791		4,652,124		4,495,766

Cost increase (reduction) under U.S. GAAP	P.	185,945	P.	(839,221)	P.	(770,803)

The amounts reconciled in net income, represent the effect generated by the assumptions used during the first application on the adoption of the pension and seniority premium accounting rules when they became effective for U.S. GAAP and Mexican FRS purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 10. The expected rates of annual return on plan assets used for the computation of the net cost under Mexican FRS and U.S. GAAP, for each of the years presented in the above table were 12% (nominal), 10% (nominal) and 6.82% (real) for 2009, 2008 and 2007, respectively.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Plan assets:

The weighted average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31,
	2009	2008
Debt securities:
Mexican Government	40.4%	40.5%
Mexican companies	5.5%	5.4%
Equity securities:
Mexican companies	46.9%	47.4%
U.S. companies	5.8%	5.9%
Cash	1.4%	0.8%

Total	100.0%	100.0%

The asset allocation of plan assets at December 31, 2009 and 2008 and the target allocation for 2010 by asset category are as follows:

	Target allocation 2010	2009	2008
Fixed-income securities	40-50%	45.9%	45.9%
Variable-income securities	50-60%	54.1%	54.1%

The target asset allocations reflect the Company’s investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2009, securities held by the plan included 242.5 million shares of TELMEX (255.8 million shares in 2008) and 1,741.7 million shares of related parties (1,962.1 million shares in 2008), with a fair value of P. 2,653,441 (P. 3,671,083 in 2008) and P. 66,182,240 (P. 58,031,339 in 2008), respectively. In 2009, the plan purchased 20.8 million shares of related parties (58.2 million shares in 2008) and sold 241.2 million shares of related parties (48.7 million shares in 2008). In June 2008, the plan received 330.0 million shares of Telmex Internacional as a result of the split-up. In 2009, the plan purchased 2.8 million shares of TELMEX (3.2 million shares in 2008) and sold 16.1 million shares of TELMEX (77.3 million shares in 2008). Dividends received by the plan in 2009 were P. 925,224 (P. 1,410,407 in 2008) from TELMEX and related parties.

As of December 31, 2009, securities held by the plan also included P. 943,080 (notional amount) of TELMEX debt securities (P. 351,363 in 2008) and P. 2,296,338 (notional amount) of related parties’ debt securities (P. 19,035,338 in 2008), with a fair value of P. 943,049 (P. 401,661 in 2008) and P. 2,345,667 (P. 19,117,287 in 2008), respectively. In 2009, the plan purchased P. 975,694,551 (P. 772,189,159 in 2008) and sold P. 992,728,118 (P. 566,118,492 in 2008) of related parties’ debt securities, and purchased P. 19,488,270 (P. 28,385,642 in 2008) and sold P. 18,963,254 (P. 28,394,746 in 2008) of TELMEX debt securities. Interest income recognized by the plan in 2009 was P. 16,559 (P. 8,509 in 2008) on TELMEX securities and P. 44,877 (P. 64,340 in 2008) on related parties securities.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The table below presents the fair value hierarchy of our plan assets as of December 31, 2009.

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3	Total
Debt securities:
Mexican Government	P.	66,222,252			P.	66,222,252
Mexican companies		9,067,750				9,067,750
Equity securities:
Mexican companies		76,967,926				76,967,926
U.S. companies		9,433,782				9,433,782
Cash and cash equivalents		2,303,665				2,303,665

Established fund	P.	163,995,375			P.	163,995,375

Expected cash flows for the pension and seniority premiums plans are as follows:

Expected contributions to trust fund:
2010	P.	6,444,125

Expected benefit payments:
2010	P.	8,564,987
2011		8,943,225
2012		9,482,631
2013		10,236,722
2014		10,913,578
2015-2019		66,114,567

Total	P.	114,255,710

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The investment policies of plan assets are the following:

•	Tax rules issued by the Ministry of Finance and Public Credit:

Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries (“Registro Nacional de Valores e Intermediarios”) or in shares of investment funds in debt instruments (“sociedades de inversión”).

The remaining 70% (maximum) will be invested in securities approved by the National Banking and Securities Commission (CNBV).

•	Trading:

The fund invests in securities approved by CNBV with high trading, liquidity and credit quality.

•	Plan assets structure:

Ensure that the composition of assets comprising the pension fund generates sufficient resources and liquidity to cover growth of pension obligations.

The Company’s policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of short-term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy’s criteria, interest rates used in the projection are those available at the beginning of the year.

The unrecognized net transition obligation under SFAS No. 87 (codified into ASC Topic 715, Compensation—Retirement Benefits) of P. 7,074 924 at January 1, 1997, was amortized over the average future working lifetime of the employee group, being 2008 the last year of the amortization period. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of defined benefit obligation or plan assets will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 828,628 as monetary gain on the unfunded liability and deferred P. 4,362,666, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 228,411 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 was being amortized over 12 years. In 2007 the Company amortized P. 375,845, on the monetary gain deferred in 1995.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

SFAS 158 (codified into ASC Topic 715, Compensation - Retirement Benefits) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The components of the plan funded status that are reflected in the consolidated statement of financial position as of December 31, 2009 and 2008 are as follows:

	2009		2008

Fair value of plan assets	P.	163,995,375	P.	145,475,893
Defined benefit obligation		197,332,833		176,182,835

Under funded status	P.	(33,337,458)	P.	(30,706,942)

Amounts recognized in other accumulated comprehensive income consist of the following:

	2009		2008

Unrecognized actuarial loss	P.	49,896,696	P.	46,471,902
Unrecognized prior service cost and changes in the plan		130,819		165,587

Total	P.	50,027,515	P.	46,637,489

Through December 31, 2007, for Mexican FRS reporting purposes, labor obligations were accounted for under rules similar to SFAS 87, 88 and 112, (other than assumptions used during its first application) prior to its amendment by SFAS 158 (codified into ASC Topic 715, Compensation - Retirement Benefits), thereby constituting a difference with U.S. GAAP. Effective January 1, 2008, labor obligations are reported based on Mexican FRS D-3, Employee benefits, which requires the recognition on the balance sheet of a net projected liability or a net projected asset (see Note 10), where unamortized items are included in the determination of the net projected liability or net projected asset whereas under U.S. GAAP unamortized items are presented in accumulated other comprehensive income.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 1 II.b. These effects were taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

Effective January 1, 2008, and as a result of adopting Mexican FRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and depreciation expense, previously mentioned in this Note.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Penalties and interest:

Under Mexican FRS penalties and interest on tax settlements are presented as other income (expense), net; whereas under U.S. GAAP, such gains are presented in interest income (expense). The Company does not have penalties or interest on tax settlements in 2009, 2008 and 2007.

Noncontrolling interest:

In conformity with Mexican FRS, noncontrolling interest is not added back in the Company’s income statement, also it is included as a component of stockholders’ equity and presented immediately after the caption total controlling interest of stockholders’ equity. Noncontrolling interest in net income is not eliminated from net income.

        For U.S. GAAP purposes, beginning on January 1, 2009, amendments to ASC 810 Consolidation (formerly

FAS 160 Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB 51) state that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontolling interest. These requirements must be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48) as of January 1, 2007 (codified into ASC Topic 740, Income Taxes).

Telmex establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time it determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) the Company presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The adoption of FIN 48 (codified into ASC Topic 740, Income Taxes) did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2009 and 2008, there are no uncertain tax positions not more likely than not to be sustained.

Fair value measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) (codified into ASC Topic 820, Fair Value Measurement and Disclosures), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. ASC 820 expands the disclosure requirements and establishes a three-level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. ASC 820 requires companies to consider their own nonperformance risk when measuring liabilities carried at fair value, including derivative instruments. ASC 820 was effective on January 1, 2008 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, this statement was effective on January 1, 2009. The adoption of ASC 820 in 2009 and 2008 did not have a material impact on the Company’s consolidated financial statements.

Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), (codified into ASC Topic 825, Financial Instruments) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, ASC 825 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. ASC 825 was effective for TELMEX on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty. The Company only enters into derivative transactions with well-established financial institutions; the Company believes such risk is minimal.

The following table provides a summary of significant assets and liabilities at December 31, 2009 and 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1	Level 2		Level 3	Total
December 31, 2009
Assets
Derivative financial instruments		P.	11,496,359		P.	11,496,359
Liabilities
Derivative financial instruments			119,719			119,719

December 31, 2008
Assets
Derivative financial instruments		P.	20,418,889		P.	20,418,889

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Valuation Methods:

Derivatives: The fair value of derivative financial instruments is based on quoted market prices supported by confirmations from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. This valuation agent applying technical models uses the present value of expected cash flows based on observable market interest rate curves (cross currency mid swaps, IRS discount and Libor) commensurate with the term of each instrument. For currency derivatives, the Company’s approach is to use forward contract employing market observable inputs, such as spot currency rates and time value. Since the Company primarily uses observable inputs in its valuation of its derivative assets and liabilities, they are considered Level 2.

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), Disclosures about fair value of financial instruments (codified into ASC Topic 825, Financial Instruments), under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2 and the Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes considered Level 1. As of December 31, 2009, the carrying value of total debt is P. 102,874,348 (P. 107,055,447 at December 31, 2008) and the fair value is P. 101,060,180 (P. 100,987,999 at December 31, 2008).

Related parties

At December 31, 2009 and 2008, Recoverable taxes in Note 3 includes P. 1,123,429 and P. 686,877, respectively, with Carso Global Telecom related with the tax consolidation, which correspond to the balance of monthly payments on account of the consolidated annual tax.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (ASC) became the sole source of authoritative GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. ASC did not change GAAP, but rather combined the sources of GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company’s financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Amendments to ASC 855, Subsequent Events (formerly FAS 165, Subsequent Events)

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events ASC 855. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance under ASC 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 had no impact on the Company’s financial statements.

EITF 08-1 Revenue Arrangements with Multiple Deliverables (included in ASC 605-25, Multiple-Element Arrangements)

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables” (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC 605-25, which originated primarily from EITF 00-21, also titled “Revenue Arrangements with Multiple Deliverables.” EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

Amendments to ASC 805, Business Combinations (formerly FASB Statement No. 141(R)):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), now codified as FASB ASC Topic 805, Business Combinations, which replaces FAS No.141, Business Combination FAS No.141. FAS 141(R) retains the underlying concepts of FAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but FAS 141(R) changed the method of applying the acquisition method in a number of significant aspects.

FAS 141(R) establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141(R) amends FAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141(R) would also apply the provisions of FAS 141(R). The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Determination of the Useful Life of Intangible Assets (FSP FAS No. 142-3, codified into ASC Topic 350 Intangibles – Goodwill and Other)

In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS No. 142-3”) codified into ASC Topic 350, Intangibles – Goodwill and Other. ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets codified as ASC Topic 350. ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

Amendments to ASC 810 Consolidation (formerly FAS 160 Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB 51):

In December 2007, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51 (“FAS 160”) codified into ASC Topic 810 Consolidation. ASC 810 amends ARB 51 to establish new standards that govern the accounting for and reporting of (1) noncontrolling interest in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. ASC 810 is effective on a prospective basis for all fiscal years, and interim periods within those fiscal years beginning, on or after December 15, 2008, except for the presentation and disclosure requirements, which will be applied retrospectively. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet. Income Statement and Stockholders’ Equity for the prior years, for presentation and disclosure purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008

Non-controlling interest	P.	41,186	P.	(41,186)	P.	—
Stockholders’ equity		11,268,190		41,186		11,309,376
Net income		19,782,582		(25)		19,782,557

	As originally issued 2007		Reclassification		As reclassified 2007

Net income	P.	35,375,221	P.	457,923	P.	35,833,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

FASB Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (codified under ASC Topic 815, Derivatives and Hedging):

On March 19, 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161) which is now codified under FASB ASC Topic 815, Derivatives and Hedging. ASC 815 requires enhanced disclosures for derivative instruments, including those used in hedging activities, to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, excluding the U.S. GAAP difference related to the split-up of Telmex Internacional, are as follows:

	Year ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted

Income from continuing operations as reported under Mexican FRS	P.	20,468,983	P.	20,176,911	P.	28,889,083
U.S. GAAP adjustments:
Depreciation of capitalized interest		(259,894)		(293,358)		(341,559)
Deferred income tax under U.S. GAAP included in this reconciliation		132,084		(155,707)		(215,262)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		66,255		2,557		(42,648)
Deferred employee profit sharing						508,051
Pension and seniority premium plan cost		(185,945)		839,221		770,803
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(402,963)		(787,067)		(1,127,069)
Effects of inflation accounting on U.S. GAAP adjustments						543,454

Total U.S. GAAP adjustments in income from continuing operations		(650,463)		(394,354)		95,770

Income from continuing operations under U.S. GAAP		19,818,520		19,782,557		28,984,853

Income from discontinued operations as reported under Mexican FRS						7,166,312

Total U.S. GAAP adjustments in income from discontinued operations						(318,021)

Income from discontinued operations under U.S. GAAP						6,848,291

Net income under U.S. GAAP	P.	19,818,520	P.	19,782,557	P.	35,833,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Year ended December 31
	2009		2008 Retrospectively adjusted

Total stockholders’ equity under Mexican FRS	P.	38,320,773	P.	39,371,099
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		12,783,898		12,783,898
Accumulated depreciation of capitalized interest or net financing cost		(11,967,158)		(11,707,264)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		12,461,438		11,341,295
Deferred income tax on effect of translation of foreign entities		53,001
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation		4,929,217		4,512,616
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(679,173)		(534,057)
Pension and seniority premium plan cost		259,203		445,148
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		1,331,167		1,734,130
Labor obligations (SFAS 158)		(50,027,515)		(46,637,489)

Total U.S. GAAP adjustments, net		(30,855,922)		(28,061,723)

Total stockholders’ equity under U.S. GAAP	P.	7,464,851	P.	11,309,376

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2009, 2008 and 2007, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Operating revenues	P.	119,100,212	P.	124,105,235	P.	130,767,671
Operating costs and expenses		87,128,506		85,749,504		89,982,839

Operating income		31,971,706		38,355,731		40,784,832
Other income, net		260,126		468,999		1,169,535
Financing cost		(4,314,554)		(9,232,694)		(2,805,910)
Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before income tax		28,171,958		29,529,923		39,165,702
Income tax		8,353,438		9,747,366		10,180,849

Income from continuing operations		19,818,520		19,782,557		28,984,853
Income from discontinued operations, net of income tax						6,848,291

Net income		19,818,520		19,782,557		35,833,144
(Less) plus net income attributable to noncontrolling interest		(294)		25		(457,923)

Net income attributable to TELMEX	P.	19,818,226	P.	19,782,582	P.	35,375,221

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	19,818,226	P.	19,782,582	P.	28,985,042
Discontinued operations, net of income tax						6,390,179

Net income	P.	19,818,226	P.	19,782,582	P.	35,375,221

Weighted average number of shares issued and outstanding (in millions):		18,383		18,906		19,766

Earnings per share (in pesos)	P.	1.08	P.	1.05	P.	1.79

Earnings per share (in pesos) from continuing operations	P.	1.08	P.	1.05	P.	1.47

Earnings per share under (in pesos) from discontinued operations	P.		P.		P.	0.32

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

The following table presents consolidated condensed balance sheets at December 31, 2009 and 2008, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this note, but excluding the U.S. GAAP difference related to the split-up of Telmex Internacional:

	2009		2008 Retrospectively adjusted
Assets

Current assets	P.	55,216,593	P.	54,762,036
Plant, property and equipment, net		106,452,647		115,676,141
Equity investments		1,775,380		1,494,133
Other non-current assets		4,008,018		5,101,124

Total assets	P.	167,452,638	P.	177,033,434

Liabilities and stockholders’ equity

Short-term debt and current portion of long-term debt	P.	19,768,894	P.	22,883,092
Other current liabilities		17,519,989		18,481,763

Total current liabilities		37,288,883		41,364,855

Long-term debt		83,105,454		84,172,355
Labor obligations		33,496,828		30,854,569
Deferred taxes		5,629,926		8,921,173
Deferred credits		466,696		411,106

Total liabilities		159,987,787		165,724,058

Controlling interest		7,423,371		11,268,190
Non controlling interest		41,480		41,186

Total stockholders’ equity		7,464,851		11,309,376

Total liabilities and stockholders’ equity	P.	167,452,638	P.	177,033,434

Reclassifications under U.S. GAAP

In the consolidated condensed income statements, the Company reclassified a) P. 1,653,123 related to a ruling in favor of the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, from the “Other income, net” caption in 2007 to the “Income Tax” caption, b) the employee profit sharing from 2009, 2008 and 2007 for P.1,543,551, P.1,146,034 and P.2,401,616, respectively, from the “Other income, net” caption to the “Operating cost and expenses” caption.

In the consolidated condensed balance sheets, the Company reclassified from 2009 and 2008, P.3,380,220 and P. 2,582,726, respectively, from the long-term “Deferred tax liability” caption to the “Other current assets” caption.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

Condensed financial information under U.S. GAAP

As stated in Note 2, the shares of Telmex Internacional were authorized and issued pursuant to the TELMEX’s stockholders’ meeting on December 21, 2007 approving the split-up. The establishment of Telmex Internacional became effective on December 26, 2007, following the recording of the stockholders’ resolution before a Mexican public notary, the registration in the Mexican Public Registry of Commerce and the publication in the Diario Oficial (Official Gazette); however the delivery of the share certificates occurred at the completion of the registration processes with the Mexican and U.S. Stock Exchanges on June 10, 2008.

Until the date of the exchange and delivery of the share certificates, the shares of Telmex Internacional traded together with the shares of TELMEX on the Mexican and U.S. Stock Exchanges. For Mexican FRS purposes the entities transferred to Telmex Internacional have been treated as discontinued operations and distributed as of its effective date; however, since the share certificates of Telmex Internacional were not distributed to its stockholders as of December 31, 2007, the split-up entities could not be considered distributed to its stockholders for U.S. GAAP purposes as of December 31, 2007. Therefore, under U.S. GAAP the split-up entities could be treated as distributed or discontinued operations until the shares were actually delivered to Telmex Internacional’s stockholders.

In order to comply with U.S. GAAP, condensed financial information under U.S. GAAP for the three years ended December 31, 2009 is as follows:

	Year Ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Operating revenues	P.	119,100,212	P.	124,105,235	P.	130,767,671
Operating costs and expenses		87,128,506		85,749,504		89,982,839

Operating income		31, 971,706		38,355,731		40,784,832
Other income, net		260,126		468,999		1,169,535
Financing cost		(4,314,554)		(9,232,694)		(2,805,910)
Equity interest in net income (loss) of affiliates		254,680		(62,113)		17,245

Income before income tax		28,171,958		29,529,923		39,165,702
Income tax		8,353,438		9,747,366		10,180,849

Income from continuing operations		19, 818,520		19,782,557		28,984,853
Income from discontinued operations, net of income tax				2,172,831		6,848,291

Net income		19, 818,520		21,955,388		35,833,144
(Less) plus net income attributable to noncontrolling interest		(294)		52,870		(457,923)

Net income attributable to TELMEX	P.	19,818,226	P.	22,008,258	P.	35,375,221

Net income attributable to TELMEX’s stockholders:
Income from continuing operations	P.	19,818,226	P.	19,782,582	P.	28,985,042
Discontinued operations, net of income tax				2,225,676		6,390,179

Net income	P.	19,818,226	P.	22,008,258	P.	35,375,221

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	2009		2008		2007
Weighted average number of shares issued and outstanding (in millions):		18,383		18,906		19,766

Earnings per share (in pesos)	P.	1.08	P.	1.16	P.	1.79

Earnings per share (in pesos) from continuing operations	P.	1.08	P.	1.05	P.	1.47

Earnings per share (in pesos) from discontinued operations	P.		P.	0.11	P.	0.32

Condensed financial information of cash flows from continuing operations under U.S. GAAP is as follows:

	2007

Net cash provided by operating activities	P.	48,892,992
Net cash used in investing activities		(27,755,949)
Net cash used in financing activities		(20,422,915)

The adoption of FAS 160 in 2009, codified in ASC 810, resulted in a retrospective adjustment of the balance sheet as of December 31, 2008, income statement and stockholders’ equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008

Net income	P.	22,008,258	P.	(52,870)	P.	21,955,388

	As originally issued 2007		Reclassification		As reclassified 2007

Non-controlling interest	P.	4,910,669	P.	(4,910,669)
Stockholders’ equity		117,503,920		4,910,669	P.	122,414,589
Net income		35,375,221		457,923		35,833,144

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 1 II.b)

	Total Stockholders´ equity Retrospectively adjusted
Balance at December 31, 2006	P.	103,194,611
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2007:
Cash dividends declared at P.0.448 per share (P.0.440 historical)		(8,820,074)
Cash dividend paid to noncontrolling interest in subsidiary		(122,703)
Cash purchase of Company’s own shares		(15,782,839)
Gain on dilution of investment in split-up affiliate		1,123,819
Acquisition of noncontrolling interest		(388,348)
Comprehensive income:
Net income for the year		35,833,144
Other comprehensive income:
Deferred taxes allocated to equity, net of effect of inflation		(694,314)
Changes in fair value of swaps, net of deferred taxes		457,566
Effect of translation of foreign entities, net		11,385,604
Effect of ASC 715, net of deferred taxes		(3,771,877)

Balance at December 31, 2007		122,414,589
Appropriation of earnings approved at regular stockholders’ meeting held in April, 2008:
Cash dividends declared at P.0.413 per share		(7,774,143)
Cash purchase of Company’s own shares		(12,871,842)
Comprehensive income:
Net income for the year		21,955,388
Other comprehensive income:
Deferred taxes allocated to equity		(11,347)
Changes in fair value of swaps, net of deferred taxes		2,126,088
Effect of translation of foreign entities, net		2,050,829
Effect of ASC 715, net of deferred taxes		(18,873,531)
Decrease due to the split-up of Telmex Internacional		(97,706,655)

Balance at December 31, 2008		11,309,376
Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P. 0.445 and P. 0.40 per share, respectively		(15,447,559)
Cash purchase of Company’s own shares		(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control		(43,030)
Comprehensive income:
Net income for the year		19,818,520
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes		(1,866,847)
Effect of translation of foreign entities, net		(13,552)
Effect of ASC 715, net of deferred taxes		(2,196,737)

Balance at December 31, 2009	P.	7,464,851

	2009		2008		2007
Comprehensive income for the year
	P.	15,741,384	P.	7,247,427	P.	43,210,123